Annual Report

SlideBelts, Inc.

4818 Golden Foothill Parkway Suite #9

El Dorado Hills, CA 95762

888-754-3311

https://www.slidebelts.com



SlideBelts, Inc., having offered and sold Safe ("Simple Agreement for Future Equity") notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the Company's website at https://www.slidebelts.com/investor.

Basic Information about the Company and Overview

The business was established in 2007 and we formed the Company in 2013 as SlideBelts, Inc., a California corporation. In 2016, we merged out the California corporation and reincorporated in Delaware as SlideBelts, Inc., a Delaware corporation. The founder and CEO, Brig Taylor, started the company after receiving a ratchet belt as a gift while teaching abroad in Moldova. Fast forward to 2018 and SlideBelts has blossomed from a husband-wife duo to an energetic team of 30+.

SlideBelts, Inc. is a wearable technology company that designs, manufactures and markets innovative "ratchet belts", which are patented belts made without holes. Our Company's mission is to empower people through innovation in simple, stylish, wearable technology. Our tech-enabled belt products offer freedom from holes with a large collection of leather and canvas belts.

Innovation is the foundation of everything we do. There's a reason that we're among the first to overhaul this age-old accessory that's been a prominent wardrobe staple since the 16th century — while the traditional prong/hole approach has been sufficient for centuries, there was an obvious opportunity to upgrade the belt to make it more intuitive, functional, and stylish. While a basic ratcheting belt system already existed at the time, Founder Brig Taylor saw many major flaws with this design: the little lever on the underside of the buckle was hard to reach, the magnetic mechanism often jammed, and the design was clunky and not streamlined for a modern aesthetic.

After years of improving, designing, and re-designing an entirely new ratchet buckle, the SlideBelts dual-ratchet lever was born and a patent filed. Our one-of-a-kind ratchet design brings innovation, function, & style to a classic accessory. With the same innovative spirit, we are now expanding to other apparel accessories.

THE TEAM
Officers and Directors

Brig Taylor	Founder and CEO
Michelle Taylor	President, Secretary, and Creative Director
Navinesh "Navi" Singh	Senior Administrative Officer
Frederick "Rick" Lilley	COO
Chris Gordon	Director
Alex Chnaiderman	Director

Brig Taylor is the Founder and CEO of SlideBelts. Having served as a Director of the since 2013, Brig has held his current position as SlideBelts' Chief Executive Officer since 2015. Previously, he held the offices of Chief Financial Officer, Secretary and Chief Operations Officer for SlideBelts. Brig has more than 10 years of experience running and operating SlideBelts, having started the company in 2007 as a sole proprietorship for a few years before ultimately forming SlideBelts, Inc. Brig graduated from BYU in 2010 and has been married to Michelle Taylor since 2008.

Michelle Taylor has held her current position as SlideBelts' President, Secretary, and Creative Director since 2015 and has served as a Director of the company since 2013. Previously, she held the office of Chief Executive Officer for SlideBelts and has accumulated more than 9 years of experience running and operating the business. In her current role, Michelle leads the creative direction for the SlideBelts brand in all internal and outward-facing materials. Her attention to detail has played a key role in the growth of the business and quality of its products. Michelle graduated from BYU in 2010 and married Brig Taylor in 2008.

Navinesh "Navi" Singh currently serves as Director and Senior Administrative Officer of the company. He started with SlideBelts in 2014 bringing 13 years of business experience serving in various leadership roles with IT solutions and data hosting providers. He attended California State University, Sacramento.

Frederick "Rick" Lilley has served as Chief Operations Officer of the Company since 2015. He started with SlideBelts in 2014 bringing 15 years of fashion, retail, and leadership experience serving in various roles for Vans Inc. He graduated from Baker College in Flint, Mi.

Chris Gordon has served as a Director of the company since 2013. Chris has been a civil litigator for over 13 years. He is the founder of The Gordon Law Firm. He is an Angel Investor in the company.

Alex Chnaiderman has served as a Director of the company since 2017. Member of the Retail Council of Canada and on the board of several other retailers providing guidance and strategy on brand and accessory development. He has been in the retail sector for over 10 years and is an Angel Investor in the company.

Number of Current Employees: 35 total employees

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. The risks listed below are not set out in any particular order of priority. These are the principal risks that relate to the Company and its business:

Our industry is highly fragmented and rapidly changing.

The retail and apparel industry in particular has gone through significant structural changes in consumer buying behaviors and shifting consumer demands. Online stores have evolved much faster over the last several years than in the past as consumers shift to online buying platforms and omni channel operations. Accordingly, our operations and profitability are heavily dependent upon both the ability to target our customers in a crowded marketplace and on our ability to anticipate, identify, and capitalize upon new consumer demands. If we fail to anticipate, identify or react appropriately, or in a timely manner, to our consumer expectations, we could experience reduced consumer acceptance of our products, a diminished brand image and higher markdowns. These factors could result in lower selling prices and sales volumes for our products and could have a material adverse effect on our results of operations and financial condition.

We have a heavy reliance on equity financing and/or debt to fund operations.

We rely on continued equity financing and/or loans to operate the business and support a deficit in cash flow. If we cannot obtain enough funding for our business in the future, we could be required to scale back our growth strategy and operations, with the potential to have to issue equity below its market value and/or potentially liquidate, all of which could adversely impact the value of your investment.

We may develop and offer new products.

There are substantial risks and uncertainties associated with creating, producing, and marketing new products in the retail industry, particularly in instances where the market is saturated with alternative goods. In developing and marketing new wearable products, we may invest significant R&D resources. Initial timetables for the development and launch of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our products may be subject to governmental regulations affecting wearable technologies.

Due to the options added in our wearable tech, certain state and local laws and regulations govern the production and design of our belts, including but not limited to compliance with privacy laws (GPS), California buckle-knife laws, and survivor designs for combustible fire starters. When possible we try to work within the confines of the law. However, noncompliance with such laws and regulations may cause the appropriate government agency to put a stop hold on our products, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We have incurred operating losses in the past and may continue to incur operating losses in the future.

We have experienced net losses in the last four fiscal years. In 2013, we were profitable. As of the year ended December 31, 2016, however, we experienced a net loss of $17,366 and for the year ended December 31, 2017, we experienced a net loss of $2,215,875. We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;
• changes in consumer preferences among wearable tech;
• changes in consumer buying habits, including trends away from certain retail goods,
• changes in consumer perception regarding the durability of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs; and,
• introduction of competitive or lower priced goods from major ecommerce companies such as Amazon

Adverse developments with respect to the sale of competitive products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan. We can guard against that by enforcing our patents and other intellectual property rights surrounding our Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Name	Rounds	Fully diluted	Ownership
> Brig Taylor	CA CB	27,500,000	36.406%
> Michelle Taylor	CA	12,500,000	16.548%
> Chris Gordon	CA	10,000,000	13.239%
> Alexandre Chnaiderman	CA WAR	5,536,853	7.330%
> Cameron Diegle	ES	400,000	0.530%
> Courtney Eilhardt	ES	400,000	0.530%
> Rick Lilley	ES	400,000	0.530%
> Haueon Toh	ES	400,000	0.530%
> Navinesh Singh	ES	400,000	0.530%
> Cassidy Myers	ES	200,000	0.265%
> Josue Montenegro-Sanchez	ES	200,000	0.265%
> Matt Edwards	ES	200,000	0.265%
> Alexander Gayman	ES	100,000	0.132%
> Andrew Pierce	ES	100,000	0.132%
> Brenda Rangel	ES	100,000	0.132%
> Other	CN ES	920,000	1.218%
Options available under SlideBelts Inc. 2016 Stock Incentive Plan		16,180,000	21.420%
RSAs board approved under SlideBelts Inc. 2016 Stock Incentive Plan		0	0%
TOTALS	CA CB CN WAR ES	75,536,853	100.000%

Classes of Securities

We have two classes of capital stock: Class A common stock and Class B common stock. Except as otherwise required by law, holders of our Class A common stock shall not be entitled to any vote on any matter that is submitted to a vote or for the consent of our stockholders. Holders of our Class B common stock are entitled to one vote per share.

As a result of the Class B common stock that Brig Taylor, our co-founder and Chief Executive Officer, holds as 100% voting shareholder, he will be able to exercise voting rights with respect to an aggregate of 1,500,000 shares of Class B common stock, which represents 100% of the voting power of our outstanding capital stock. As a result, Mr. Taylor has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. If Mr. Taylor's employment with us is terminated, he will continue to have the ability to exercise the same.

This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support. Conversely, this concentrated control could allow our single voting stockholder to consummate a transaction that our other stockholders do not support. In addition, our founder and CEO may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm our business.

Employee Stock Plan

We have authorized and provided for an Employee Stock Plan of up to 20,000,000 shares of Class A Common Stock. 2017 was the first time that we rolled out employee stock options company wide. As of the end of 2017, we had 29 grants outstanding and 3,810,000 options remaining out of the 4,010,000 originally issued. The difference is due to employees no longer being with the company and forfeiting or cancelling their options prior to vesting. The purposes of this employee stock plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

The term of each Option shall be the term stated in the Option Agreement; provided that the term shall be no more than 10 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by Delaware law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters.

Conversion Rights

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation or bylaws, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. If Mr. Taylor should pass away, his shares of Class B common stock (voting) may be transferred, by will or otherwise, to a successor in interest; accordingly, Mr. Taylor has the ability to transfer control of the Company to someone after his death.

Permitted Transfers

Our founder and CEO Mr. Taylor may transfer his shares of Class B stock to a permitted transferee without such transferred shares converting into Class A common stock. In addition, our founder may transfer shares of Class B common stock to a qualified trustee without such transferred shares converting into Class A common stock.

What it means to be a minority holder

Holders of Class A Common Stock have no voting rights. The holders of the Class B Common Stock will control the Company. Class A Common Stock, will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Neither the Safes nor their underlying securities have anti-dilution rights.

Transferability of securities

For at least one year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL CONDITION

Financial Statements

Our financial statements (unaudited) for the fiscal periods ending December 31, 2016 and December 31, 2017 can be found in Exhibit A to this Form C-AR.

Results of Operations

Net Revenues for the fiscal year 2017 was approximately $8.2 million, representing 31% total annual growth, with a net income loss of $2.2 million. Net Revenues for the fiscal year 2016 was $6.2 million, representing 142% total annual growth, with a net income loss of $17 thousand.

Financial Milestones

Continued accelerated growth and expansion has been a primary business focus and strategy, which has led to significant net income losses as a result. However, there is an impending change in accounting treatment regarding the method of recognizing advertising expense which is expected to drastically improve the Company's profitability. Management currently forecasts 2018 and 2019 gross revenues of $15 million and $25 million, respectively.

Liquidity and Capital Resources

Rapid scaling and growth has forced the Company to rely on various forms of financing to continue business operations. In 2017, the Company raised $1.07m through Regulation Crowdfunding and an additional $1m in capital from an angel investor in exchange for Class A Common Stock. Specific details regarding our equity financing and debt structure can be found in Exhibit A to this Form C-AR.

Future Fundraising Plans

The Company is planning to conduct a Regulation A+ offering in 2018. Regulation A+ (Reg A+) is an alternative to a traditional IPO and allows private growth-stage companies to raise funds from the general public, not just accredited investors, and up to $50m in a 12-month period. Management is seeking to raise $5m to fund the Company's future growth strategies and business plans.

EXHIBIT A TO FORM C-AR

FINANCIAL STATEMENTS (UNAUDITED) AND INDEPENDENT ACCOUNTANT'S PREPARATION FOR SLIDEBELTS, INC.

Slidebelts, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2017 and 2016

Slidebelts, Inc.

TABLE OF CONTENTS

	Page
Financial Statements as of December 31, 2017 and 2016 and for the years then ended:	
Balance Sheets	1-2
Statements of Operations	3
Statements of Changes in Stockholders' Equity (Deficit)	4
Statements of Cash Flows	5
Notes to Financial Statements	6–17

SLIDEBELTS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 873,662	$ 621,396
Accounts receivable	172,045	126,413
Prepaid expenses	28,613	18,055
Deposits	20,635	113,836
Inventory	793,721	833,662
Inventory-in-transit	94,836	–
Total Current Assets	1,983,512	1,713,362
Non-Current Assets:		
Property and equipment, net	263,473	192,948
Loan fees, net	12,613	15,457
Intangible assets, net	83,378	64,354
Total Non-Current Assets	359,464	272,759
TOTAL ASSETS	$ 2,342,976	$ 1,986,121

SLIDEBELTS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 1,382,740	$ 464,644
Accrued expenses	254,451	160,208
Deferred revenues	37,080	116,254
Revenue financing arrangements	42,954	240,136
Line of credit	-	4,604
Leases payable - current	1,439	1,439
Loans payable - current	476,867	678,682
Total Current Liabilities	2,195,531	1,665,967
Long-Term Liabilities:		
SAFE agreements liability	1,069,982	-
Lease payable - long term	1,724	3,043
Loans payable - long term	437,620	517,823
Total Long-Term Liabilities	1,509,326	520,866
Total Liabilities	3,704,857	2,186,833
Stockholders' Equity (Deficit):		
Class A Common Stock, $0.001 par, 1,000,000,000 shares authorized, 54,036,851 and 48,500,000 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	54,037	48,500
Class B Common Stock, $0.001 par, 1,500,000 shares authorized, 1,500,000 and 1,500,000 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	1,500	1,500
Additional paid-in capital	1,054,236	5,067
Accumulated deficit	(2,471,654)	(255,779)
Total Stockholders' Equity (Deficit)	(1,361,881)	(200,712)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,342,976	$ 1,986,121

SLIDEBELTS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 8,157,003	$ 6,227,791
Costs of net revenues	(3,499,474)	(2,338,992)
Gross profit	4,657,529	3,888,799
Operating Expenses:		
Sales & marketing	4,013,985	2,159,850
Compensation & benefits	1,760,511	1,154,330
General & administrative	616,988	450,438
Research & development	16,812	15,626
Total Operating Expenses	6,408,296	3,780,244
Income/(Loss) from operations	(1,750,767)	108,555
Other Income/(Expense):		
Interest expense	(361,240)	(125,964)
SAFE offering costs	(103,868)	-
Interest income	-	43
Total Other Income/(Expense)	(465,108)	(125,921)
Provision for income taxes	-	-
Net Loss	$ (2,215,875)	$ (17,366)

SLIDEBELTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock							
	Shares - Common Stock (California Corporation)	Delaware Corporation				Additional Paid-In Capital	(Accumulated Deficit)	Total Stockholders' Equity (Deficit)
		Class A Common Stock		Class B Common Stock				
		Shares	Amount	Shares	Amount			
Balance at January 1, 2016	50,000	-	$ -	-	$ -	$ 50,000	$ (238,413)	$ (188,413)
Conversion to Delaware Corporation	(50,000)	48,500,000	48,500	1,500,000	1,500	(50,000)	-	-
Stock based compensation	-	-	-	-	-	5,067	-	5,067
Net loss	-	-	-	-	-	-	(17,366)	(17,366)
Balance at December 31, 2016	-	48,500,000	$ 48,500	1,500,000	$ 1,500	$ 5,067	$ (255,779)	$ (200,712)
Class A Common stock issuance	-	5,536,851	$ 5,537	-	$ -	$ 994,463	$ -	$ 1,000,000
Offering Costs	-	-	-	-	-	(7,576)	-	(7,576)
Stock based compensation	-	-	-	-	-	62,282	-	62,282
Net loss	-	-	-	-	-	-	(2,215,875)	(2,215,875)
Balance at December 31, 2017	-	54,036,851	$ 54,037	1,500,000	$ 1,500	$ 1,054,236	$ (2,471,654)	$ (1,361,881)

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (2,215,875)	$ (17,366)
Adjustments to reconcile net loss to net cash provided		
by (used in) operating activities:		
Depreciation and amortization	64,014	45,411
Amortization of loan fees	2,844	2,818
Stock compensation expense	62,282	5,067
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(45,632)	(11,452)
(Increase)/Decrease in prepaid expenses	(10,558)	17,495
(Increase)/Decrease in deposits	93,201	(108,245)
(Increase)/Decrease in inventory	39,941	(53,022)
(Increase)/Decrease in inventory-in-transit	(94,836)	-
Increase/(Decrease) in accounts payable	918,096	227,206
Increase/(Decrease) in accrued expenses	94,243	60,576
Increase/(Decrease) in deferred revenues	(79,173)	(62,962)
Net Cash Provided by (Used In) Operating Activities	(1,171,453)	105,526
Cash Flows From Investing Activities		
Purchase of property and equipment	(129,860)	(126,517)
Cash paid for loan fees, trademarks, and patents	(23,704)	(28,833)
Net Cash Used In Investing Activities	(153,564)	(155,350)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFE liability agreements	1,069,982	-
Proceeds from issuance of Class A common stock	1,000,000	-
Offering costs	(7,576)	-
Proceeds/(principal payments) on loans payable, net	(282,017)	340,389
Proceeds/(principal payments) on revenue financing arrangements	(197,183)	240,136
Proceeds/(principal payments) on lease payable, net	(1,319)	(1,439)
Proceeds/(principal payments) on line of credit, net	(4,604)	(2,925)
Net Cash Provided By Financing Activities	1,577,283	576,161
Net Change In Cash	252,266	526,337
Cash at Beginning of Period	621,396	95,059
Cash at End of Period	$ 873,662	$ 621,396
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 361,240	$ 125,964
Cash paid for income taxes	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

Slidebelts, Inc. (the "Company"), is a corporation organized June 10, 2013 under the laws of California, subsequently converted to a Delaware corporation on April 29, 2016. The Company is a fashion and apparel company, offering adjustable ratchet belts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $557,461 and $365,451, respectively.

Inventory and Inventory-in-Transit

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist of products purchased for resale and any materials the Company purchased to modify the products. All inventory held is finished goods as of December 31, 2017 and 2016.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $172,045 and $126,413, respectively and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 393,723	$ 263,863
Accumulated depreciation	(130,250)	(70,915)
Property and equipment, net	$ 263,473	$ 192,948
Depreciation expense	$ 59,335	$ 43,200
Intangibles (Trademarks and patents)	$ 91,110	$ 67,406
Accumulated amortization	(7,732)	(3,052)
Intangibles, net	$ 83,378	$ 64,354
Amortization expense	$ 4,680	$ 2,211
Loan fees	$ 32,571	$ 32,571
Accumulated amortization	(19,958)	(17,114)
Loan fees, net	$ 12,613	$ 15,457
Interest expense	$ 2,844	$ 2,818

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company includes credit card merchant account fees and Amazon fees as cost of goods sold in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on April 30, 2016. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $2,287,042 and $134,248 as of December 31, 2017 and 2016. The Company pays Federal taxes at a rate of 39.8% and has used this effective rate to derive net tax assets of $857,552 and $50,866 as of December 31, 2017 and 2016, respectively resulting from its net operating loss carryforwards and book to tax differences related to depreciation and amortization. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2017 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits since inception, has sustained net losses of $2,215,875 and $17,366 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $2,471,654 and $255,779 as of December 31, 2017 and 2016, respectively, has current liabilities in excess of current assets of $212,019 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

In September 2014, the Company raised $195,560 from a Kickstarter campaign, which was recorded to deferred revenue. This balance was relieved as these orders were fulfilled, resulting in remaining deferred revenues of $0 and $35,000 as of December 31, 2017 and 2016, respectively. The Company accepted additional pre-orders during 2017 and 2016, resulting in $37,080 and $116,254 of deferred revenues as of December 31, 2017 and 2016, respectively.

NOTE 5: LOANS PAYABLE

Line of Credit

On November 15, 2013, the Company entered into a line of credit agreement with JP Morgan Chase Bank, NA, in the amount of $10,000 bearing interest of WSJ Prime plus 6.3%. Interest expense on this loan was $177 and $767 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $4,604 as of December 31, 2017 and 2016, respectively. The line of credit was paid off in 2017.

Loans Payable

On October 11, 2017, the Company entered in a 6-year term loan agreement with Toyota Financial Services in the amount of $39,854, bearing interest at 5.54% with a required monthly principal and interest payment of $653. Total interest expense on loans with Toyota Financial Services was $426 for the year ended December 31, 2017. The unpaid principal balance was $36,223 as of December 2017.

On September 7, 2017, the Company entered in a 12-month term loan agreement with Amazon Capital Services, Inc, in the amount of $490,000, bearing interest at 14.9% with a required monthly principal and interest payment of $44,204. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2017. On December 4, 2016, the Company entered into a 12-month term loan agreement with Amazon Capital Services, Inc. in the amount of $271,000, bearing interest at 12.9%, with a required monthly principal and interest payment of $24,192. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2016. Total interest expense on loans with Amazon Capital Services, Inc. was $48,369 and $20,764 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $374,216 and $271,000 as of December 31, 2017 and 2016, respectively.

On August 4, 2015, the Company entered into a 7-year term loan agreement with First US Credit Union in the amount of $700,000, bearing interest at 6%, with a required monthly principal and interest payment of $10,350. Interest expense on this loan was $36,033 and $35,745 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $504,048 and $595,758 as of December 31, 2017 and 2016, respectively.

On April 10, 2017, the Company entered into a 12-month term loan agreement with Celtic Bank in the amount of $76,700, bearing varying monthly interest rates of 1% - 3.75%, with required monthly principal and interest payments of $7,159-$9,268. On May 31, 2016, the Company entered into a 12-month year term loan agreement with Celtic Bank in the amount of $100,000, bearing interest at 12%, with a required monthly principal and interest payment of $9,333. On October 21, 2016, the Company entered into a 6-month term loan agreement with Celtic Bank in the amount of $32,400, bearing varying monthly interest rates of 1-5%, with varying required monthly principal and interest payments of $5,724-$7,020. Interest expense on these loans were $10,559 and $7,620 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $77,000 as of December 31, 2017 and 2016, respectively. The loans were all paid off in 2017.

On November 2, 2016, the Company entered into a 260-day term loan agreement with Direct Capital in the amount of $75,000, bearing interest at 24.9%, with a required daily principal and interest payment of $326. Interest expense on the loan was $8,296 and $2,355 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $64,640 as of December 31, 2017 and 2016, respectively. The loan was paid off in 2017.

On October 28, 2016, the Company entered into a 7-month term loan agreement with Merchant Capital Source in the amount of $200,000, bearing interest at 51.4%, with a required daily principal and interest payment of $1,238. Interest expense on the loan was $48,001 and $12,000 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $160,000 as of December 31, 2017 and 2016, respectively. The loan was paid off in 2017.

On March 1, 2016, the Company entered into a 36-month term loan agreement with US Bank in the amount of $18,412, bearing interest at 6.85%, with a required monthly principal and interest payment of $567. Interest expense on this loan was $1,176 and $850 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $14,156 as of December 31, 2017 and 2016, respectively. The loan was paid off in 2017.

On October 27, 2015, the Company entered into a 33-month term loan agreement with Crest Capital in the amount of $12,627, bearing interest at 14.38%, with a required monthly principal and interest payment of $460. On July 21, 2015, the Company entered into a 36-month term loan agreement with Crest Capital in the amount of $11,558, bearing interest at 15.25%, with a required monthly principal and interest payment of $390. Interest expense on these loans were $499 and $2,678 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $0 and $13,951 as of December 31, 2017 and 2016, respectively. The loans were paid off in 2017.

Revenue Financing Arrangements

The Company accounts for sales of future revenues in accordance with ASC 470-10-25, *Sales of Future Revenues.*

On May 11, 2017, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $500,000, the Company is to remit 14% of Shopify sales to Shopify until $550,000 is paid back. On December 16, 2016, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $200,000. The Company is to remit 15% of Shopify sales to

Shopify until $226,000 is paid back. The total unpaid principal balance was $42,954 and $181,016 as of December 31, 2017 and 2016, respectively. The Company had entered into several agreements with Shopify during 2017 and 2016, total interest expense on all arrangements totaled $99,807 and $7,051 for the years ended December 31, 2017 and 2016, respectively.

On November 4, 2016, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $97,000. The Company was to remit 15% of PayPal sales to PayPal until $102,029 was paid back. The unpaid principal balance was $0 and $59,120 as of December 31, 2017 and 2016, respectively. The Company had entered into several agreements with PayPal during 2016, total interest expense on all arrangements totaled $14,991 and $22,449 for the year ended December 31, 2017 and 2016, respectively. The loans were paid off in 2017.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2017:

2018	$	519,821
2019		108,668
2020		115,346
2021		123,228
2022		87,672
Thereafter		2,706
Total	$	957,441

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

At inception, the Company authorized 100,000 shares of common stock with no par value. In April 2016, in conjunction with the conversion to a Delaware corporation, the Company authorized 1,000,000,000 shares of $0.001 par Class A Common Stock and 50,000,000 shares of $0.001 par Class B Common Stock. On January 27, 2017, the Company amended and restated the Certificate of Incorporation, to reduce the number of authorized shares of Class B Common Stock from 50,000,000 to 1,500,000. As of December 31, 2017 and 2016, 54,036,851 and 48,500,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2017 and 2016, 1,500,000 shares of Class B Common Stock were issued and outstanding.

As of December 31, 2015, 50,000 shares of common stock were issued and outstanding in the California corporation. In conjunction with the conversion to a Delaware corporation, the Company exchanged the 50,000 then outstanding shares of common stock in the California corporation at a 1,000:1 rate into 48,500,000 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock. All shares are held with the founders.

In October 2017, the Company issued 5,536,851 shares of Class A Common Stock at $0.180608 per share, resulting in total proceeds of $1,000,000.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting and conversion rights, where Class B Common Stock holders have exclusive voting rights, rights to voluntary convert at a 1:1 rate into Class A Common Stock, and are subject to mandatory conversion into Class A Common Stock upon a permitted transfer of Class B Common Stock (as defined in the Articles of Incorporation).

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 20,000,000 shares as of December 31, 2017 and 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 16,190,000 and 19,200,000 as of December 31, 2017 and 2016, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 is as follows:

	2017
Risk Free Interest Rate	1.87%-2.17%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.08

	2016
Risk Free Interest Rate	1.32%
Dividend Yield	0.00%
Estimated Volatility	60.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.019

For options issued to date, a vesting schedule of two years has been used. A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	800,000	$ 0.015	-	$ -
Granted	3,010,000	$ 0.070	800,000	$ 0.015
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	3,810,000	$ 0.059	800,000	$ 0.015
Exercisable at end of year	1,815,829	$ 0.049	516,666	$ 0.015
Weighted average grant date fair value of options granted during year	$ 0.039		$ 0.019	
Weighted average duration to expiration of outstanding options at year-end	9.2		9.3	

Stock-based compensation expense of $62,282 and $5,067 was recognized under FASB ASC 718 for the years ended December 31, 2017 and 2016, respectively. Total unrecognized compensation cost related to stock option awards amounted to $65,131 for the year December 31, 2017 and will be recognized over a weighted average period of 29 months.

Warrants

In conjunction with the stock purchase agreement for the issuance of common stock in 2017 discussed in Note 6, the Company issued this investor warrants to purchase additional shares of Class A Common Stock. The warrants were issued on October 2, 2017 and expire after a two-year term on October 2, 2019. The warrants entitle the holder to purchase 5,536,851 shares of Class A Common Stock at an exercise price of $0.18 per share, subject to the Company's board of director's approval. The number of shares issuable under this warrant are subject to adjustment under certain dilution protection clauses.

NOTE 8: SAFE AGREEMENTS

During the year ended December 31, 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $1,069,982. The SAFE agreements have no interest rate or maturity date.

The SAFE agreements entered into become convertible into shares of the Company's Class A Non-Voting Common Stock. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $20,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

As of December 31, 2017, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 9: LEASE OBLIGATIONS

Effective August 6, 2014, the Company entered into a lease agreement for office space. The lease term commenced October 1, 2014 and was scheduled to expire after 38 months, on November 30, 2017. On October 11, 2016 an amendment was made to the Company's office lease. The lease term commenced on November 1, 2016 and expires on October 31, 2018. Monthly lease obligations under the lease range from $6,389 to $6,700 per month. Rent expense for the years ended December 31, 2017 and 2016 totaled $78,292 and $56,585, respectively.

The following are the minimum future lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2018	$ 67,004

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. We have adopted the new standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. We do not believe the adoption of ASU 2015-17 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

SLIDEBELTS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years ended

NOTE 12: SUBSEQUENT EVENTS

Revenue Financing Arrangements

On January 1, 2018, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $500,000. The Company is to remit 14% of Shopify sales to Shopify until $550,000 is paid back.

Related Party Promissory Note

On February 2, 2018, the Company entered into a 12-month term promissory note agreement with a major shareholder of the Company in the amount of $1,000,000, at a rate of 1.00% per month and which is payable monthly.

Management's Evaluation

Management has evaluated subsequent events through March 21, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.